Exhibit 99.1

July 6, 2011

Silver Spring Networks, Inc.

555 Broadway Street

Redwood City, CA 94063

Attn: Eric Dresselhuys

Ladies and Gentlemen:

Silver Spring Networks, Inc. (the “Company”) has requested that Pike Research LLC (“Pike”) execute this letter in connection with a proposed initial public offering by the Company (the “IPO”). In connection with the IPO, the Company will be filing a registration statement on Form S-1 (the “Registration Statement”) with the Securities and Exchange Commission. In response to such request, please be advised as follows:

1. Pike consents to the use by the Company of Pike’s name in portions of the prospectus and the Registration Statement.

2. Pike consents to the use by the Company of the research data substantially in the form furnished hereto as Exhibit A, which will be included as part of the Registration Statement. In granting such consent, Pike represents that, to its knowledge, the statements made in such survey are accurate and fairly present the matters referred to therein.

Pike agrees that the existence and terms of the IPO constitute confidential information and agrees not to disclose such confidential information to any person or entity or use such confidential information for any purpose other than set forth herein.

Very truly yours,

Pike Research LLC

By:	/s/ Clint Wheelock
Name:	Clint Wheelock
Title:	President

1320 Pearl Street, Suite 300         Boulder, Colorado 80302 USA

www.pikeresearch.com         1.303.997.7609

Exhibit A

According to Pike Research, the global market for advanced metering, distribution automation, demand-side management and related services is estimated to grow from $7.0 billion in 2010 to $19.5 billion by 2015, a compounded annual growth rate of 22.7%. Pike Research proposed this analysis at our request and we paid a customary fee for their services.

1320 Pearl Street, Suite 300         Boulder, Colorado 80302 USA

www.pikeresearch.com         1.303.997.7609